02041578

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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
JUN 2 4 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 20, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

PROCESSED
JUL 17 2002
P
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **X** ______ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No **X** ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on June 20, 2000

ING

PRESS RELEASE

Amsterdam, 20 June 2002

ING proposes to increase its interest in Vysya Bank (India) to 44%

ING announced today a proposal to purchase an additional stake of 24% in Vysya Bank (India) from the Indian conglomerate GMR Group. After the transaction, valued at approximately EUR 73 million, ING's total shareholding will amount to 44% of the total voting shares of Vysya Bank.

"ING is committed to developing its banking, insurance and asset management businesses in India and has identified Vysya Bank as an important vehicle in furthering this growth strategy. Vysya Bank, as one of the largest private banks in India, provides ING with a strong banking platform and the means to distribute its financial services products more widely to Indian retail customers, small and medium-sized enterprises and institutional clients," said Mr. Fred Hubbell, ING Group Executive Board Member and Chairman of ING Asia/Pacific.

ING's close relationship with Vysya Bank's management, the successful launch of its life insurance joint venture ING Vysya Life in 2001, and the continued potential it believes Vysya Bank offers to its shareholders, have prompted ING to propose an increase in its current shareholding in the bank. ING currently owns a 20% shareholding in Vysya Bank through its subsidiary BBL.

By increasing its shareholding in Vysya Bank, ING believes it will be able to work more closely with management to grow Vysya Bank's business potential to the mutual benefit of its customers, shareholders and staff.

The transaction is subject to various regulatory approvals.

Press enquiries:	Joyce Hulst,	ING Group,	tel. + 31 20 541 5469
	Sheel Kohli,	ING Asia/Pacific,	tel. + 91 98 2060 7299

Note to editors:

About ING in India

In India ING is active in banking, insurance and asset management. The wholesale banking arm under ING Bank N.V. offers lending and structured finance products, M&A

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advisory and capital market origination products to corporate and institutional clients. ING is active in insurance through its joint venture with Vysya Bank called ING Vysya Life. ING's asset management activities in India include private banking, mutual funds sold through ING Savings Trust and the venture capital activities of Baring Private Equity Partners.

About Vysya Bank

Vysya Bank has a history of operating from Bangalore for over 70 years. It has 1.5 million customers and 480 branches in India. Vysya Bank, with its strong brand name recognition has pioneered a stream of customer-focused products and services. The bank was among the first private sector banks to receive approval from the Indian authorities to participate in an insurance joint venture. ING Vysya Life, the life insurance joint venture with ING, was established in August 2001.

About GMR Group

GMR Group, one of India's prominent and fastest growing business houses is a multi-faceted organization with interests in various Industries, including infrastructure, Information Technology, manufacturing, banking and insurance, and has been a significant contributor to the development of the country's private sector. The Group is spearheading India's growth through infrastructure projects such as power plants, airports, roads and Information Technology. The group has targeted an asset base of Rs. 50,000 million by 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________

D.C. van Wassenaer
General Manager

Dated: June 20, 2002